Exhibit 14

HARTE-HANKS, INC.

CODE OF ETHICS

Harte-Hanks, Inc., a Delaware corporation (the “Company”), has a Business Conduct Policy (the “Business Conduct Policy”) applicable to all directors, officers and employees of the Company. The Chief Executive Officer (the “CEO”) and all senior financial officers, including the Chief Financial Officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Business Conduct Policy, the CEO and all senior financial officers are subject to the following additional specific policies:

1.	The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports and documents filed with, or submitted to, the Securities and Exchange Commission (the “SEC”). Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Audit Committee of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees.

3.	The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or to the Audit Committee any information he or she may have concerning any violation of the Company’s Business Conduct Policy or this Code of Ethics including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Business Conduct Policy or this Code of Ethics.

5.	The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Business Conduct Policy or this Code of Ethics by the CEO and/or any senior financial officer. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Business Conduct Policy and this Code of Ethics, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and/or termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.